October 10, 2024

Sean Saint
Chief Executive Officer
Beta Bionics, Inc.
11 Hughes
Irvine, CA 92618

       Re: Beta Bionics, Inc.
           Draft Registration Statement on Form S-1
           Submitted September 13, 2024
           CIK No. 0001674632
Dear Sean Saint:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Prospectus Summary, page 1

1. Please revise to briefly explain the hybrid closed-loop systems in contrast to your adaptive closed-loop algorithms.
2. We note the disclosure on page 44 that the iLet is currently only compatible with
       DexCom   s G6 and G7 iCGM devices and Abbott   s FreeStyle Libre 3 Plus
CGM
       sensor. Please revise to explain whether a CGM, such as the DexCom G7 or the
       Abbott FreeStyle, is required in connection with the use of the iLet. If required, please highlight, both in your summary and your business disclosures, that the iLet requires the purchase and use of a third-party sensor that is not manufactured or sold by Beta
       Bionics. Please also further discuss the function of these CGMs.
 October 10, 2024
Page 2
3. We note your disclosure on page 1 that "[yo]ur initial commercialization efforts for the iLet are focused on the type 1 diabetes (T1D) market." We also note your disclosure on page 4 that "[you] are promoting sales of the iLet through an internal sales organization, where [y]our initial direct sales efforts are focused on high volume endocrinology practices and then, over time, the larger, but more diffuse, multispecialty practices in primary care." Please revise to clearly disclose the markets where the iLet is currently being offered. Please also provide a brief discussion on timing for your proposed expansion to multispecialty practices in primary care, and to international markets.
4.     We note your disclosure on page 1 that "[t]he average hemoglobin A1C
(HbA1c), a
       measure of average blood-glucose (BG) levels over an extended period of time, among adults in the United States with T1D is 8.2%, and currently only about 20% of adults with T1D meet or exceed the American Diabetes Association (ADA) goal for
       HbA1c." Please disclose the ADA goal for HbA1c.
5. We note your disclosure on page 2 regarding your net losses. Please revise to provide a brief explanation of these net losses. Please also discuss your accumulated deficit.
Clinical and Real-World Data Demonstrate the Safety, Effectiveness and Simplicity of the iLet, page 2

6. We note your disclosure that "[o]f the 5,190 iLet users who uploaded CGM readings to the Beta Bionics cloud over the first year after [y]our commercial launch (May 19,
       2023 to May 18, 2024), 3,300 had at least three-weeks    worth of iLet
data and a pre-
       iLet baseline HbA1c value available. Data from these 3,300 users showed an overall improvement, from an average HbA1c of 8.5% to an average glucose management
       indicator (GMI)   a CGM surrogate for HbA1c   of 7.3%, which
demonstrates a
       clinically meaningful improvement across this much larger patient population." Please revise to explain how the baseline data was sourced. Please also clarify how GMI is a surrogate for HbA1c and explain how you can compare these two different measures,
       HbA1c and GMI, to demonstrate "a clinically meaningful improvement".
7.     We note your reference to    real-world    iLet data from 3,300 users
which showed an
       overall improvement in glycemic control. Please revise to describe how you measure "clinically meaningful improvement."
8. We note your disclosure that "participant cohorts within important subgroups among the overall T1D population, including adults, children, those with starting HbA1c levels greater than 7%, those on MDI, and those on insulin pump therapy without automation, who used the iLet also demonstrated statistically significant and clinically relevant improvements in glycemic control versus the standard of care." Please revise your summary disclosures to quantify this statistical significance. Please also add a cross reference to the more fulsome disclosure regarding the BPPT starting on page
       139. We also note your disclosure that results from the BPPT "stand in contrast to those of multiple other large T1D population trials, each with thousands or tens-of-
       thousands of participants, in which it has been observed that a higher frequency of active glucose monitoring was strongly associated with a lower HbA1c level, and a higher frequency of user-initiated corrective dosages from a sensor-augmented insulin pen or a hybrid closed-loop system correlated strongly with improvements in the
 October 10, 2024
Page 3

       amount of time PWD experienced BG levels within the range associated with effective control, or time in range". Please note the studies that are being referenced here.
Commercial Opportunity and Strategy, page 3

9. We note your disclosure on page 3 that "[t]he T1D total addressable market for insulin pumps in the United States is estimated to be approximately $6 billion and is forecasted to grow at approximately 2% per year (in line with overall population growth)." We also note your disclosure that "[t]he value of the existing pump market in the United States was estimated to be approximately $2 billion in 2023, with a projected compound annual growth rate (CAGR) of 11% through 2027" and that
       "[a]pproximately two-thirds of people with T1D in the United States do not currently utilize a pump for insulin treatments and instead receive MDI from either a syringe or an insulin pen...[t]his U.S. patient population, though declining at an approximate 9%
       CAGR, would be valued at $4 billion if fully converted to pumps." Please revise to substantiate each of these figures, including the $6 billion total addressable market for
       T1D insulin pumps in the United States. Please also discuss any assumptions relied upon when forecasting market growth and the conversion of persons with T1D from syringes and/or insulin pens to insulin pumps. Finally, please clarify here, as you do on page 10, that iLet is currently only authorized by the FDA for treatment of T1D in adults and children six years of age or older.
10. Please revise to clarify that it is management's belief that the commercial opportunity for the iLet in T1D is substantial.
Potential New Pump Adopters: Approximately Two-Thirds of the Total T1D Population, $4
Billion Total Addressable Market, page 3

11. We note your comparison to the DexCom G6 and its increased adoption to the potential for the iLet to dramatically expand the reach of insulin delivery technologies in the marketplace. Please revise to remove such disclosure or include clarifying and balanced disclosure that DexCom is not your product and that you cannot provide any assurance that such potential will be reached.
Product Development Pipeline and Future Initiatives, page 4

12. We note that you have various products currently in development, including: an insulin pump that is designed to adhere directly to the skin and administer insulin without the need for tubing, a bihormonal configuration of the iLet, which combines automated delivery of insulin and glucagon, and a pump-compatible glucagon formulation. We also note that you intend to pursue expanded use of the iLet to treat people with insulin-dependent T2D. Please revise to discuss the current stage of development of each of these product candidates and/or expanded indications. Please also briefly discuss the regulatory approvals that will be required in connection with each of these product candidates. As an example only, we note your disclosure that
       "[you] expect to initiate pivotal clinical trials and seek FDA device clearance for
       [y]our bihormonal configuration and, if successful, seek FDA marketing authorization for this configuration, as well as FDA approval for a pump-compatible formulation of glucagon for chronic usage." Please clarify the timing for initiation of the pivotal
 October 10, 2024
Page 4

       clinical trials and the FDA submission, as well as the applicable FDA regulatory pathway that you are contemplating for marketing authorization and clearance.
       Finally, please also update your risk factor disclosures, including on page 30, and your business disclosures, accordingly.
Our Strengths, page 7

13. We note the disclosure that your technology is supported by an extensive intellectual property portfolio, which includes patents, know-how, trade secrets and licenses from the Trustees of Boston University and Xeris. Please revise to briefly discuss the material terms of these license agreements.
Risk Factors
The market opportunities for our iLet for the treatment of diabetes may be smaller than we anticipated., page 22

14. We note your disclosure that "[e]ven though [you] have obtained a significant market share for [y]our iLet, because the potential target populations could be smaller than
       [you] expect, [you] may never achieve profitability without obtaining regulatory clearance for the iLet in additional indications." Please revise to explicitly note that
       iLet does not currently have regulatory approval for T2D. Please also discuss the current market share for iLet.
Competing products, therapeutic techniques or other technological developments and breakthroughs for the monitoring, treatment..., page 23

15. We note your disclosure that "[you] have designed [y]our hardware products to resemble modern consumer electronic devices to address certain functionality concerns consumers have raised with respect to traditional pumps." Please revise to briefly discuss these functionality concerns to provide context for your disclosure.
Our results of operations will be harmed if we are unable to accurately forecast customer demand for our products and manage our inventory., page 23

16. We note your disclosure that "in the first 12 months after the release of the iLet, [you]
       faced demands that exceeded [y]our existing supply of the iLet, which resulted in backorders." Please briefly discuss these demands, and explain whether the resulting backorders materially impacted your results of operations. Please also explain whether and how you have undertaken efforts to mitigate the potential impact of an increase of demand on your manufacturing capacity.

We are subject to a post-market surveillance order issued by the FDA for our iLet. If the FDA determines that our iLet does not perform..., page 32

17. We note your disclosure that the FDA has notified you that the iLet is subject to a mandatory post-market surveillance order under Section 522 of the FDCA, which authorizes the FDA to require a manufacturer to conduct post-market surveillance for devices that meet certain criteria and that "the FDA determined that the failure of the
       iLet would be reasonably likely to have serious adverse health consequences". Please revise your summary to discuss this post-market surveillance order. We also note your
 October 10, 2024
Page 5

      disclosure that "[t]he FDA issued this 522 Order based on its concerns with the limited safety and effectiveness data for the iLet Dosing Decision Software in certain intended use populations, incidence rates of rare adverse events associated with device use, and the limited safety and effectiveness data for specific design features (i.e., lack of conventional open-loop mode, the BG-run feature, body weight only initialization, handling of unannounced meals, and use of lower and higher glucose targets for the device)." Please revise to explain each of the rare adverse events and discuss the incidence rates. Please also revise the risk factor disclosure on page 37 to discuss adverse events and the rates of severe hypoglycemia and DKA associated with iLet.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Overview, page 95

18. We note your disclosure that "[you] are also optimizing [y]our direct sales efforts by growing, in parallel, an internal customer support team. All of this has been supplemented with strategic marketing initiatives and a targeted campaign [you] call
      the    Bionic Universe,    which is built around a community of iLet
users, caregivers,
      and key opinion leaders (KOLs) who share their stories to inspire others." Please revise to discuss the markets where Bionic Universe is currently operating. Please also provide additional detail regarding how you educate your potential and current users regarding the operation of the iLet.
19. You disclose that in addition to the iLet, you sell single-use products that are used together with the iLet, including cartridges for storing and delivering insulin, as well
      as infusion sets that connect the insulin pump to a user   s body. Please
revise to briefly
      discuss these single-use products including the cartridges for storing and delivering insulin and infusion sets. Also clarify whether the single-use products are sold with the initial sale of the iLet.
License and Collaboration Agreements, page 97

20. Please revise your disclosures in this section regarding the license and collaboration agreements to discuss the various regulatory milestones that you are required to meet.
      As an example only, we note your disclosure on page 98 regarding the device license agreement with Boston University that "[you] have satisfied all the milestones set forth under the Device License Agreement required to be achieved to date, with specified regulatory milestones remaining to be achieved in connection with [y]our development of the Licensed Products and Licensed Processes." Please also ensure that you have disclosed material commercial terms applicable to each agreement, including your commercialization agreements with DexCom and Abbott
Diabetes
      Care.
Key Factors Affecting Our Performance, page 103

21. We note your disclosure on page 105 that "[yo]ur costs are subject to fluctuation, and
      [you] continue to evaluate contributing factors, specifically those leading to inflationary cost increases in logistics, price of raw materials, cost of labor, transportation and operating supplies." Please revise to discuss, either here or elsewhere in your registration statement, the source of the raw materials used in your products. Refer to Item 101(h) of Regulation S-K.
 October 10, 2024
Page 6

Results of Operations
Research and Development Expenses, page 109

22. We note the significance of your research and development expenses. Please revise future filings to provide more detail for your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.
23. We note that research and development expenses were $31.4 million for the year ended December 31, 2022, compared to $17.9 million for the year ended December 31, 2023 and that the decrease of $13.5 million was primarily attributable
       to a $12.3 million decrease in research and development activities and associated spend as a result of the commercialization of the iLet in May 2023 and the remaining
       $1.2 million decrease was attributable to a decrease in payroll and payroll related expenses associated with a reduction in headcount. Please revise to explain why your research and development activities decreased in connection with the commercialization of the iLet in May 2023. Please also briefly discuss the reduction
       in headcount.
Critical Accounting Policies and Estimates
Determination of Fair Value of Our Class B Common Stock and Series C
Convertible
Preferred Stock, page 115

24. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff regarding how to submit your response.
Business
Our Solution: The iLet Bionic Pancreas, page 129

25. We note your disclosure on page 130 that the iLet includes a wirelessly rechargeable battery. Please revise to state the required charging frequency for the battery understanding it may be a range based on usage and settings, and clarify how this compares to other insulin pumps.
26. We note your disclosure on page 131 regarding the three adaptive algorithms that power the iLet, including that "[yo]ur adaptive basal insulin algorithm obviates the need for the user to set, or even know, their basal-rate profile." Please revise this section to provide a more thorough explanation of how your three algorithms utilize patient data provided by the CGM and any other relevant sources to "understand the
       user   s distinct patterns of food intake and insulin needs, allowing the iLet to make all
       insulin dosing decisions with minimal human intervention."
 October 10, 2024
Page 7
The iLet Bionic Pancreas Pivotal Trial (BPPT) testing the iLet in adults and children with
T1D, page 139

27. We note your disclosure on page 144 that "[i]n the primary analysis (adults and children randomized to either iLet-A/L or SC) a total of 244 adverse events were reported among 126 patients in the iLet-A/L group and 10 adverse events were reported in eight patients in the SC group. There were 214 episodes of hyperglycemia with or without ketosis reported in the iLet-A/L group and two reported in the SC group." Please revise to discuss these reported adverse events, and in particular, explain which adverse events were not due to infusion set failure. Please also briefly explain the cause of infusion set failures.
Competition, page 156

28.    We note your disclosure that you "compete with a number of companies that
       manufacture and sell insulin pumps, such as Medtronic, Tandem, and Insulet" and that you "also compete with a number of companies that manufacture prefilled insulin syringes and insulin pens, such as Abbott, Eli Lilly, Medtronic, and Novo Nordisk
       A/S" and "face competition from a number of companies, medical researchers and pharmaceutical companies that offer or are pursuing competing delivery devices, technologies and procedures, such as inhalable insulin products, as well as companies with approved therapeutics or in-development therapeutic candidates impacting diabetes." Please revise to discuss how you compare to these competitors. We note your disclosure on page 3 that "[t]he market is concentrated primarily among three
       leading competitors   Medtronic plc (Medtronic), Tandem Diabetes Care,
Inc.
       (Tandem), and Insulet Corporation (Insulet), who collectively hold approximately
       96% market share."
Executive And Director Compensation
Limitations of Liability and Indemnification Matters, page 202

29. We note your disclosure that your amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering will authorize you to indemnify your directors, officers, employees and other agents to the fullest extent permitted by Delaware law. We also note your disclosure that you have entered, and intend to enter, into indemnification agreements with each of your directors and executive officers. Please revise your risk factor disclosure to discuss the risk to investors from these provisions.
Description Of Capital Stock, page 211

30. Please revise to describe the terms, including voting rights, of the common stock to be issued in connection with this offering. Please also describe the terms of your outstanding warrants.
31. We note your disclosure that under the amended and restated certificate of incorporation, your board of directors will have the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series
 October 10, 2024
Page 8

      and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series. Please revise your risk factor disclosure to discuss the risk to investors from the future issuance of shares of preferred stock.
Audited Financial Statements as of December 31, 2022 and 2023, and for the Years Ended
December 31, 2022 and 2023
Concentrations of Credit Risk and of Significant Suppliers, page F-8

32. We note your disclosure that you are exposed to concentration risk as it relates to your distributors, including that your top four distributors represented approximately 70%
      of your total sales for the year ended December 31, 2023. Please revise your risk factors to discuss this concentration risk.
Note 3. Revenue, page F-18

33. We note your presentation of disaggregated revenues by sales channel. Please tell us what consideration was given to disclosing product sales (i.e. separately present the
      iLet product and single use products) and software. Refer to ASC 280-10-50-40 and examples in ASC 606-10-55-89 through 55-91.This presentation would help differentiate between revenue which is recognized at a point in time from your revenue recognized over time. Refer to ASC 606-10-50-5.
General

34. We note the gatefold graphics with photos of the iLet and a comparison of hybrid and adaptive closed-loop systems. Please clarify whether the person shown on the first gatefold graphic represents an actual iLet user. Please also prominently disclose that the Abbott and Dexcom CGMs are not manufactured or sold by Beta Bionics. Finally, please also revise the second gatefold graphic to clarify that while the iLet
      "determines and delivers 100% of all insulin doses" it does still require user input identifying meal sizes. To that end, we note your disclosure on page 131 that "the user makes a simple declaration that an upcoming meal will be within historical norms,
         the usual for me,    or higher or lower than typical."
35. We note that you make various statements regarding diabetes, persons with diabetes, and treatments for diabetes, including, but not limited to, the following:

             Gatefold Graphic 3: "User makes up to 180 diabetes decisions throughout the day."
             Page 1: "There are approximately 1.8 million people with T1D currently in the
           United States, all of whom require daily insulin replacement to manage their disease. The average hemoglobin A1C (HbA1c), a measure of average blood-
           glucose (BG) levels over an extended period of time, among adults in the United
           States with T1D is 8.2%, and currently only about 20% of adults with T1D meet or exceed the American Diabetes Association (ADA) goal for HbA1c."
             Page 2: "Currently, approximately one-third of people with T1D in the United
           States utilize insulin pumps or hybrid closed-loop systems, while the majority receive their daily insulin via MDI therapy, which is less complex, but often less effective, and associated with higher HbA1c levels."
 October 10, 2024
Page 9

             Page 4: "Hypoglycemic episodes are responsible for over half of all emergency room visits by PWD each year, despite their relatively low frequency.
           Approximately one-third of people living with T1D can also be classified as
              hypo unaware,    a condition that prevents them from sensing a
pending
           hypoglycemic event and puts them at increased risk for suffering a severe hypoglycemic episode without warning."
             Page 5: "Among the T2D population, approximately 1.8 million require intensive insulin therapy, but fewer than 10% have adopted pump technology to date."
             Page 5: "There are approximately 36 million people with T2D in the United
           States, of whom an estimated 1.8 million require intensive insulin therapy."
             Page 7: "We have developed a significant body of clinical data that demonstrates the safety, effectiveness and simplicity of the iLet."
             Page 126: "Diabetes is estimated to shorten overall life expectancy by 7-10 years on average."
             Page 126: "In addition to the clinical burden of diabetes, the financial burden is substantial with an estimated annual cost to the U.S. healthcare system of over
           $400 billion."

      Please revise your disclosure to provide the basis for each of the above statements. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise to state the basis for your belief.
36. We note your disclosure on page 47 that "[you] rely on a number of suppliers who manufacture the components of the iLet. [You] have a supply agreement with
      Unomedical, an affiliate of ConvaTec Group Plc, for the production of infusion sets for [y]our iLet, a contract manufacturing agreement with PMC SMART
Solutions
      LLC (PMC) for the manufacture of [y]our cartridge connectors and a supplier quality agreement with Maxon Precision Motors, Inc. (Maxon) for the supply of pump motors for [y]our iLet." Please disclose the material terms of these agreements and file the agreements as exhibits to this registration statement or provide your analysis as to why such agreements are not required to be filed. Refer to Item 601(b)(10) of
      Regulation S-K.
37. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
      5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
 October 10, 2024
Page 10

       Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Charles S. Kim, Esq.